As confidentially submitted to the Securities and Exchange Commission on May 28, 2026 under the Securities Act of 1933, as amended. This draft registration statement has not been publicly filed with the Securities and Exchange Commission, and all information herein is strictly confidential

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form S-1

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

CREATIVE MEDICAL TECHNOLOGY HOLDINGS, INC.
(Exact name of registrant as specified in its charter)

Nevada	2836	87-0622284
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

211 E Osborn Road

Phoenix, Arizona 85012

(480) 399-2822

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Timothy Warbington

Chief Executive Officer

Creative Medical Technology Holdings, Inc.

211 E Osborn Road

Phoenix, Arizona 85012

(480) 399-2822

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies of Communications to:

Zev M. Bomrind, Esq. Pachulski Stang Ziehl & Jones, LLP 1700 Broadway, 36th Floor New York, NY 10019 (212) 561-7700	Charles Phillips, Esq. Ellenoff Grossman & Schole LLP 1345 Avenue of Americas, 11th Floor New York, NY 10105 (212) 370-1300

Approximate date of commencement of proposed sale to the public:  As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Exchange Act. ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall hereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and we are not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS

SUBJECT TO COMPLETION, DATED __, 2026

Up to       Shares of Common Stock

Warrants to Purchase up to               Shares of Common Stock

Pre-Funded Warrants to Purchase up to                Shares of Common Stock

Up to      Shares of Common Stock underlying the Warrants and Pre-Funded Warrants

This is a best efforts public offering of                shares of our common stock and warrants to purchase up to                        shares of our common stock (which we refer to as “Public Warrants”) at a combined public offering price of $      per share of common stock and accompanying Public Warrant. Each Public Warrant is immediately exercisable for one share of common stock at an exercise price of $      share and will expire five years from the date of issuance.

We are also offering to those purchasers, if any, whose purchase of common stock in this offering would otherwise result in any such purchaser, together with its affiliates, beneficially owning more than 4.99% (or, at the election of such purchaser, 9.99%) of our outstanding common stock immediately following the consummation of this offering, the opportunity to purchase pre-funded warrants in lieu of shares of our common stock that would otherwise result in such purchaser’s beneficial ownership exceeding 4.99% (or, at the election of such purchaser, 9.99%) of our outstanding common stock. The purchase price for each pre-funded warrant will equal the per share public offering price for the common stock in this offering less the $0.0001 per share exercise price of each such pre-funded warrant. Each pre-funded warrant will be exercisable upon issuance and will not expire prior to exercise. For each pre-funded warrant we sell, the number of shares of common stock we are offering will be decreased on a one-for-one basis.

Our common stock is quoted for trading on the Nasdaq Capital Market under the symbol “CELZ”. On          , 2026, the last reported sales price for our common stock was $      per share. The actual public offering price per share and accompanying Public Warrant will be determined between us, the Placement Agent and the investors in the offering, and may be at a discount to the current market price of our common stock. Therefore, the assumed public offering price used throughout this prospectus may not be indicative of the final public offering price. We do not intend to apply for listing of the Public Warrants or pre-funded warrants on any national securities exchange or trading system.

__________________________

An investment in our common stock and warrants involves a high degree of risk. Before buying any securities you should carefully read the discussion of the material risks of investing in our common stock and warrants in “Risk Factors” beginning on page 9 of this prospectus.

We have engaged Roth Capital Partners, LLC as our exclusive placement agent (“Roth” or the “Placement Agent”) to use its best efforts to solicit offers to purchase our securities in this offering. The Placement Agent has no obligation to purchase any of the securities from us or to arrange for the purchase or sale of any specific number or dollar amount of the securities. Because there is no minimum offering amount required as a condition to closing in this offering the actual public amount, placement agent’s fee, and proceeds to us, if any, are not presently determinable and may be substantially less than the total maximum offering amounts set forth above and throughout this prospectus. We have agreed to pay the Placement Agent the placement agent fees set forth in the table below and to provide certain other compensation to the Placement Agent. See “Plan of Distribution” beginning on page 19 of this prospectus for more information regarding these arrangements.

__________________________

Neither the Securities and Exchange Commission nor any other state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share and related Public Warrant	Per Pre-Funded Warrant and related Public Warrant	Total
Public offering price	$	$	$
Placement Agent fees (1)	$	$	$
Proceeds to us before offering expenses (2)	$	$	$

(1)	We have agreed to pay the placement agent a cash placement commission equal to 8.0% of the aggregate proceeds from this offering subject to a partial adjustment in the event certain investors participate. We have also agreed to reimburse the placement agent for certain expenses incurred in connection with this offering. See “Plan of Distribution” for additional information about the compensation payable to the placement agent.

(2)	Because there is no minimum number of securities or amount of proceeds required as a condition to closing in this offering, the actual public offering amount, placement agent fees, and proceeds to us, if any, are not presently determinable and may be substantially less than the total maximum offering amounts set forth above. We estimate the total expenses of this offering payable by us, excluding the placement agent fees, will be approximately $ .

We expect to deliver our shares, Public Warrants and pre-funded warrants, if any, to purchasers in the offering on or about , 2026, subject to the satisfaction of customary closing conditions.

Roth Capital Partners

Prospectus dated     , 2026.

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ABOUT THIS PROSPECTUS

We incorporate by reference important information into this prospectus. You may obtain the information incorporated by reference without charge by following the instructions under “Where You Can Find More Information.” You should carefully read this prospectus as well as additional information described under “Incorporation of Certain Information by Reference,” before deciding to invest in our securities.

We have not, and the placement agent has not, authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any free writing prospectuses prepared by or on behalf of us or to which we have referred you. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus is an offer to sell only the securities offered hereby, and only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus or in any applicable free writing prospectus is current only as of its date, regardless of its time of delivery or any sale of our securities. Our business, financial condition, results of operations and prospects may have changed since that date.

The information incorporated by reference or provided in this prospectus contains statistical data and estimates, including those relating to market size and competitive position of the markets in which we participate, that we obtained from our own internal estimates and research, as well as from industry and general publications and research, surveys and studies conducted by third parties. Industry publications, studies and surveys generally state that they have been obtained from sources believed to be reliable. While we believe our internal company research is reliable and the definitions of our market and industry are appropriate, neither this research nor these definitions have been verified by any independent source.

For investors outside the United States: We have not, and the placement agent has not, done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the securities and the distribution of this prospectus outside the United States.

This prospectus and the information incorporated by reference into this prospectus contain references to our trademarks and to trademarks belonging to other entities. Solely for convenience, trademarks and trade names referred to in this prospectus and the information incorporated by reference into this prospectus, including logos, artwork, and other visual displays, may appear without the ® or TM symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensor to these trademarks and trade names. We do not intend our use or display of other companies’ trade names or trademarks to imply a relationship with, or endorsement or sponsorship of us by, any other company.

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CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus, the applicable prospectus supplement and any free writing prospectus, including the documents we incorporate by reference herein and therein, contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and involve substantial risks and uncertainties. All statements other than statements of historical fact are forward-looking statements. These statements include, but are not limited to, statements regarding our intentions, beliefs, projections, outlook, analyses or current expectations concerning, among other things, our ongoing and planned preclinical development and clinical trials, the timing of and our ability to make regulatory filings and obtain and maintain regulatory approvals for our product candidates and any future product candidates, our intellectual property position, the degree of clinical utility of our product candidates, particularly in specific patient populations, our ability to develop and commercialize any product candidates, expectations regarding clinical trial data, statements regarding potential milestone payments, potential partnerships and collaborations, the advancement of our clinical and preclinical trials, our goals and milestones, our expectations regarding the size of the patient populations for our product candidates if approved for commercial use, our expectations regarding the effectiveness of our platforms, our cash needs, spending of the proceeds from the offering described in this prospectus, our expectation regarding our ability to maintain compliance with the Nasdaq listing standards, financial condition, liquidity, prospects, growth and strategies, the industry in which we operate and the trends that may affect the industry or us. In some cases, you can identify forward-looking statements by terminology such as “believe,” “will,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “might,” “approximately,” “expect,” “predict,” “could,” “potentially” or the negative of these terms or other similar expressions, but the absence of these words does not mean that a statement is not forward looking.

These statements relate to future events or our future financial performance and involve known and unknown risks, uncertainties and other factors that could cause our actual results, levels of activity, performance or results of operations to differ materially from those expressed or implied by these forward-looking statements. These statements reflect our views with respect to future events as of the time they were made and are based on assumptions and subject to risks and uncertainties. You should read the matters described in “Risk Factors” in this prospectus, in our Annual Report on Form 10-K and in our Quarterly Reports on Form 10-Q which are incorporated by reference into this prospectus and the other cautionary statements made in this prospectus as being applicable to all related forward-looking statements wherever they appear in this prospectus or the documents incorporated by reference into this prospectus.

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PROSPECTUS SUMMARY

This summary highlights selected information contained elsewhere in this prospectus. This summary does not contain all of the information that you should consider before investing in our securities. You should carefully read the entire prospectus, including “Risk Factors”, before making an investment decision.

Corporate Overview

We are a biotechnology company dedicated to the advancement of regenerative therapeutics in the fields of immunotherapy, endocrinology, urology, neurology and orthopedics. Our platforms, therapies and products include the following:

Our subsidiary, Creative Medical Technologies, Inc. (“CMT”), was originally created to monetize U.S. Patent No. 8,372,797 and related intellectual property related to the treatment of erectile dysfunction, which it acquired in February 2016. Subsequently, we have expanded our development and acquisition of intellectual property beyond urology to include therapeutic treatments utilizing “re-programmed” stem cells, and the treatment of neurologic disorders, lower back pain, Type-1 diabetes, and heart, liver, kidney, and other diseases using various types of stem cells through our ImmCelz, Inc., StemSpine, Inc. and AlloCelz LLC subsidiaries. However, neither ImmCelz Inc., nor AlloCelz LLC have commenced commercial activities.

In 2020, through our ImmCelz Inc. subsidiary, we began developing treatments under our ImmCelz™ platform (CELZ-100), that utilize a patient’s own extracted immune cells that are then “reprogrammed/supercharged” by culturing them outside the patient’s body with optimized cell-free factors. The immune cells are then re-injected into the patient from whom they were extracted. We believe this process endows the immune cells with regenerative properties (or “supercharges” them) providing them with the ability to treat multiple indications. We have validated this ability through the third-party studies described below that were independently conducted on selected human donor patient cells for accuracy and reproducibility. In contrast to other stem cell-based approaches, the immune cells are significantly smaller in size than stem cells and are believed to more effectively penetrate areas of the damaged tissues and induce regeneration.

In June 2022, we signed an agreement with Greenstone Biosciences Inc. (“Greenstone”) for the development of a human induced pluripotent stem cell (iPSC) pipeline for our ImmCelz™ platform. This project was identified as iPScelz™. The efforts by Greenstone are expected to complement and expand our current work on novel therapeutic cell lines. In May 2023, we announced that we had received confirmation that Greenstone had successfully developed a human induced pluripotent stem cell (iPSC). We estimate that the development of this cell line will save us two to three years in research and development time along with associated expenses. The final iPScelz™ results in a viral-free cell line which has great potential for differentiation into therapeutic biologics both for the cellular and cell-free programs along with targeted drug discovery. Greenstone’s developments were confirmed by an independent, industry-leading research firm.

In October 2022, we announced the development of our AlloStem™ Clinical Cell Line (CELZ-200), a proprietary allogenic cell line which includes a Master Cell Bank and a Drug Master File. We believe we will able to use this cell line for many of our programs, including our ImmCelz™ immunotherapy platform for multiple diseases, OvaStem™ for Premature Ovarian Failure, Type I Diabetes (CELZ-201 CREATE-1), AlloStemSpine® Chronic Lower Back Pain (CELZ-201 ADAPT), and IPScelz™ inducible pluripotent stem cell program in ongoing development with Greenstone.

In November 2022, we announced that the FDA had cleared the Company’s Type I Diabetes (CELZ-201 CREATE-1) Investigational New Drug (IND) application for the treatment of Type 1 Diabetes utilizing our AlloStem™ Clinical Cell Line, which will allow us to begin a Phase I/II clinical trial. The primary objective of the study will be to evaluate CELZ-201 treatment in patients with newly diagnosed Type 1 Diabetes. The trial has also received Institutional Board Review (IRB) approval for the trial to proceed as well as approval of the patient recruitment material. Patient recruitment was initiated in September 2023.

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In February 2023, we reported positive three-year follow-up data for our StemSpine® pilot study. The three-year data demonstrates continued efficacy of the StemSpine® procedure for treating chronic lower back pain without any serious adverse effects reported.

In March 2023, we reported the following results of independent studies:

•	ImmCelz™ (CELZ-100) platform required 75% fewer donor patient cells compared to industry standard.
•	The purity of the final ImmCelz™ (CELZ-100) product was greater than 95% compared to the industry standard of greater than 80%.
•

ImmCelz™ (CELZ-100) demonstrated a greater than 200% reduction in functional suppression of effector T cells, which are a critical concern for patients with autoimmune issues, while still possessing a high number of functional T regulatory cells.

•	The ability to verify repeated potency of the final ImmCelz™(CELZ-100) product.

We believe these results show that we will be able to substantially reduce production costs, while allowing for the manufacture of the best clinical product for patients with immune disorders, which will enable us to accelerate our clinical applications and encourage potential collaborations with respect to our ImmCelz™ platform.

In March 2024, the FDA approved our application for Orphan Drug Designation (“ODD”) with respect to our ImmCelz™ (CELZ-100) platform for the treatment of Brittle Type 1 Diabetes. This designation provides multiple important benefits to support the therapy’s development including tax advantages, user fee exemptions, and the opportunity for market exclusivity following approval.

In April 2023, we reported positive one-year follow-up data and significant efficacy using CELZ-001 to treat patients with Type 2 Diabetes. There were no safety concerns related to CELZ-001 at one year follow-up utilizing the same infusion procedure as in the currently U.S. FDA cleared Type I Diabetes (CELZ-201 CREATE-1) clinical trial. There were 30 patients in the study, 15 received CELZ-001 and the rest received optimized medical therapy. At one year, there was an overall efficacy of 93% in the treated patients demonstrating at least a 50% reduction in insulin requirement.

In September 2023, we received FDA clearance to initiate a Phase I/II clinical trial of AlloStemSpine® Chronic Lower Back Pain (CELZ-201 ADAPT) using AlloStem™ (CELZ-201-DDT) for the treatment of lower back pain. The first in country study was designed to evaluate the safety, efficacy, and tolerability of AlloStem™ (CELZ-201-DDT). The minimally invasive procedure uses ultrasound for the targeted delivery of the cell product, and thus prevents radiation exposure to the patient or the injecting physician. This trial, protected by issued patents, is a huge milestone for the Company and for patients suffering from this debilitating problem and their need for opioids for pain.

In October, 2023 we received approval from an institutional review board (IRB) to proceed with the Phase I/II clinical trial for the treatment of chronic lower back pain with its AlloStemSpine® procedure using AlloStem™ (CELZ-201-DDT ADAPT) cell therapy. The clinical trial is registered on www.clinicaltrials.gov. From November 2023 through July 2024, we:

•	Selected a clinical research site.
•	Vetted and contracted with a Contract Research Organization to assist with trial oversight.
•	Established a Data Safety Monitoring Board (DSMB) and received authorization to proceed with the trial.
•	Initiated patient recruitment and started dosing study subjects.

In March 2024, we secured FDA authorization for an expanded access therapy using CELZ-201, in managing abnormal glucose tolerance and preventing Type I Diabetes in high-risk individuals. The therapy uses CELZ-201 to potentially prevent Type I Diabetes onset and is believed to be a first in medical history. This personalized medicine approach, focuses on a single high-risk patient. CELZ-201 has a multi-target mechanism to address abnormal glucose tolerance, a Type I Diabetes precursor, at the cellular level.

In June 2024, we announced that we successfully generated human induced pluripotent stem cells (iPSC)-derived islet cells that produce human insulin. The Company believes this development has the potential for not only clinical translation of the human Islet Cells, but also the stand-alone human insulin which is produced by these cells.

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In November 2024 we announced the successful completion of an independent interim safety review by the DSMB of CELZ-201. The DSMB reviewed safety data from the first five dosed patients concluding that the trial may proceed as planned, underscoring the safety profile of CELZ-201 and supporting the advancement of this innovative therapy. This positive review follows the completion of a rigorous 30-day dose-limiting toxicity (DLT) assessment per patient.

In July 2024, we announced that we initiated a program to diagnose and treat patients exposed to biological and chemical weapons by combining artificial intelligence (AI) with our proprietary “iPSC”. This iPSC clinical derived line is part of our iPSCelz® program. The program is designed to utilize the predictive capabilities of AI to identify damage to patients exposed to biological or chemical weapons and, based on a clinical diagnosis supported by that assessment, use our validated iPSCelz®, ImmCelz™ (CELZ-100) and/or AlloStem™ (CELZ-201-DDT) to develop optimized therapeutic options.

In January, 2025 we announced promising initial data from the first cohort of the CELZ-201 ADAPT clinical trial. The first cohort of 10 participants (8 receiving CELZ-201-DDT and 2 receiving placebo) completed the study phase without any dose-limiting toxicities or serious adverse events. Blinded preliminary data suggest encouraging therapeutic potential in alleviating back pain and restoring functionality. Following a comprehensive safety review, the independent DSMB recommended the trial proceed to the next cohort as planned.

In February, 2025 we announced an expanded agreement with Greenstone Biosciences Inc. to leverage artificial intelligence (AI) in further developing our human induced pluripotent stem cell (iPSC) platform for diabetes treatment. The strategic collaboration is expected to extend the progress made on our proprietary hypoimmune iPSC technology, including our iPSC-derived pancreatic islet cells. The innovative cell lines, developed from Good Manufacturing Practice (GMP) grade human perinatal cells, are currently being used in clinical trials. By integrating AI-driven drug discovery, the partnership aims to identify small molecules that enhance insulin secretion, further refining the therapeutic potential of our hypoimmunogenic iPSC-derived pancreatic islet cells. Additionally, the program is expected to implement multi-gene editing to develop next generation hypoimmune iPSC lines with enhanced stealth, survival, and differentiation capabilities. These advancements have the potential to optimize pancreatic islet cell function as well as expanding the platform’s applications to other regenerative therapies, addressing critical unmet medical needs.

In March, 2025 we announced the FDA had cleared an expanded dose escalation for our ongoing Phase 1/2 trial of StemSpine® using AlloStem™ (CELZ-201-DDT). This regulatory milestone followed compelling interim blinded data demonstrating statistically significant pain reduction and improved mobility among trial participants.

In August, 2025 we announced the FDA granted Fast Track designation to our lead investigational therapy, CELZ-201-DDT. This designation positions CELZ-201-DDT among a select group of therapies recognized for their potential to address serious medical conditions with high unmet need. Fast Track status enables us to benefit from accelerated FDA interactions, rolling Biologics License Application (BLA) submissions, and eligibility for priority review—potentially expediting the path to market and patient access.

In October, 2025 we launched the BioDefense Veterans Initiative, believed to be a first-of-its-kind national program to combat the devastating long-term effects of toxic burn pit exposure among U.S. service members. To execute this initiative, we entered into an agreement with Greenstone Biosciences, Inc., as our exclusive AI and iPSC development partner. We are executing a national program which will provide the critical data infrastructure to:

•	Decode the genomic and proteomic architecture of toxic-exposure-related injury.
•	Engineer iPSC-based regenerative repair models using Creative Medical’s patented cell platform.
•	Validate next-generation AI/ML biodefense algorithms for exposure classification and precision intervention.
•	Develop predictive, preemptive disease modeling systems for deployment across military and civilian populations.

 Under this partnership, Greenstone will deploy advanced molecular-sequencing, proteomic profiling, and machine-learning algorithms to analyze cellular data from service members exposed to burn pits. These AI-integrated systems will accelerate the creation of predictive exposure models and precision-engineered regenerative therapies—a groundbreaking leap in both biodefense and AI-enabled medicine.

In December 2025, the World Health Organization approved “olastrocel” as the International Nonproprietary Name (“INN”) for the active cellular substance in CELZ-201, our lead allogeneic cell therapy candidate developed under our AlloStem® platform, and in February 2026, the World Health Organization approved “etaroleucel” as INN associated with our ImmCelz™ cellular immunotherapy platform (CELZ-101).  We believe the assignment of an INN may support standardized scientific, clinical, regulatory and pharmacovigilance communications across jurisdictions. However, the INN designation does not constitute FDA approval, marketing authorization, or a determination that a therapy or product is safe or effective for any indication. Also in December, 2025 we announced the successful completion of patient enrollment in our ADAPT clinical trial evaluating CELZ-201 (Olastrocel). This enables us to transition the ADAPT program into its next phase focused on follow-up, and data analysis.

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In April 2026, we announced pilot-study results from our Ultrasome™ program, a proprietary cell-free regenerative therapy platform derived from CELZ-201 (olastrocel), for osteoarthritis of the knee. Ultrasome™ remains an early-stage program, and any pilot-study results are preliminary and may not be predictive of results in larger, controlled or registrational studies. Additional development, manufacturing, clinical, regulatory and financing activities will be required before any Ultrasome™ product candidate could be commercialized, if ever.

Corporate and other Information

We were incorporated on December 3, 1998, in the State of Nevada under the name Jolley Marketing, Inc. On May 18, 2016, we completed a reverse merger transaction under which Creative Medical Technologies, Inc. became our wholly owned subsidiary. In connection with this merger, we changed our name to Creative Medical Technologies Holdings, Inc. to reflect our current business.

Our principal executive offices are located at 211 E Osborn Road, Phoenix, AZ 85012. We maintain a website at https://creativemedicaltechnology.com. Information contained on our website does not constitute part of this prospectus.

We are a “smaller reporting company” as defined in Item 10(f)(1) of Regulation S-K. Smaller reporting companies may take advantage of certain reduced disclosure obligations, including, among other things, providing only two years of audited financial statements. We will remain a smaller reporting company until the last day of any fiscal year for so long as either (1) the market value of our shares of common stock held by non-affiliates does not equal or exceed $250 million as of the prior June 30th, or (2) our annual revenues did not equal or exceed $100 million during such completed fiscal year and the market value of our shares of common stock held by non-affiliates did not equal or exceed $700.0 million as of the prior June 30th.

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The Offering

Common Stock Offered by Us

Up to         shares at an assumed public offering price of $  per share and accompanying Public Warrant, which is based on the closing price of our common stock on Nasdaq on _____, 2026. The actual public offering price will be determined between the investors in the offering, in consultation with the Placement Agent, and may be at a discount to the current market price of our common stock. Therefore, the assumed public offering price used throughout this prospectus may not be indicative of the final public offering price.

Public Warrants Offered by Us

Public Warrants to purchase up to                shares of our common stock, which will be exercisable during the period commencing on the date of their issuance and ending five years from such date at an exercise price of $     per share of common stock.

Pre-funded Warrants Offered by Us

We are also offering to certain purchasers whose purchase of our common stock in this offering would otherwise result in the purchaser, together with its affiliates, beneficially owning more than 4.99% (or, at the election of the purchaser, 9.99%) of our outstanding shares of common stock immediately following the consummation of this offering, the opportunity to purchase pre-funded warrants in lieu of common stock that would otherwise result in any such purchaser’s beneficial ownership exceeding 4.99% (or, at the election of the purchaser, 9.99%) of our outstanding shares of common stock. Each pre-funded warrant will be exercisable for one share of common stock. The purchase price of each pre-funded warrant and the accompanying Public Warrant will equal the price at which the common stock and the accompanying Public Warrant are being sold to the public in this offering, minus $0.0001, and the exercise price of each pre-funded warrant will be $0.0001 per share. The pre-funded warrants will be exercisable immediately and may be exercised at any time until exercised in full. For each pre-funded warrant we sell, the number of shares of common stock we are offering will be decreased on a one-for-one basis. Because we will issue one Public Warrant for each share of common stock and for each pre-funded warrant to purchase one share of common stock sold in this offering, the number of Public Warrants sold in this offering will not change as a result of a change in the mix of the shares of our common stock and pre-funded warrants sold.

Common stock outstanding prior to this offering (1)	3,696,668 shares

Common stock outstanding after this offering (1)	shares (assuming we sell only shares of common stock and no pre-funded warrants, and none of the Public Warrants issued in this offering are exercised).

Use of proceeds

We estimate that we will receive net proceeds from this offering of approximately $               based upon an assumed public offering price of $      per share of common stock and accompanying Public Warrant, or pre-funded warrant and accompanying Public Warrant, as applicable, after deducting Placement Agent fees and estimated offering expenses payable by us.

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However, this is a best efforts offering with no minimum number of securities or amount of proceeds as a condition to closing, and we may not sell all or any of these securities offered pursuant to this prospectus; as a result, we may receive significantly less in net proceeds. We currently intend to use the net proceeds from this offering to (i) complete the clinical study of the fourth cohort of patients enrolled in our Phase I/II clinical trial for the treatment of chronic lower back pain with our AlloStemSpine® procedure using AlloStem™ (CELZ-201-DDT ADAPT), (ii) ongoing recruitment of patients for our FDA-approved Phase I/IIa study (CELZ-201 CREATE-1) for the treatment of Type I Diabetes, (iii) continue to develop our IPScelz™ inducible pluripotent stem cell program with Greenstone, (iv) continue to develop other products and therapies, and (v) fund working capital and general corporate purposes using any remaining amounts. See “Use of Proceeds” on page 12.

Risk Factors

You should carefully read the “Risk Factors” section of this prospectus beginning on page 9 and in our filings incorporated by reference for a discussion of factors that you should consider before deciding to invest in our securities.

Trading Symbol and Listing	Our common stock is listed on Nasdaq under the symbol “CELZ”. We do not intend to apply for listing of the Public Warrants or pre-funded warrants on any national securities exchange or trading system.

(1) Unless we indicate otherwise, the number of shares of our common stock outstanding after this offering is based on                 3,696,668  shares of common stock outstanding on                , 2026, and excludes the following:

•	600,000 shares of our common stock reserved for issuance under our 2021 Equity Incentive Plan; and
•	6,097,915 shares of our common stock issuable upon the exercise of warrants, with a weighted-average exercise price of $4.55 per share. Unless otherwise noted, the information in this prospectus assumes:
•	no exercise of the outstanding warrants described above; and
•	no exercise of any pre-funded warrants or Public Warrants.

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RISK FACTORS

An investment in our securities involves a high degree of risk. Before deciding whether to purchase our securities, including the shares of common stock offered by this prospectus, you should carefully consider the risks and uncertainties described under “Risk Factors” in our Annual Report on Form 10-K for the fiscal year ended December 31, 2025, any subsequent Quarterly Report on Form 10-Q and our other filings with the SEC, all of which are incorporated by reference herein. If any of these risks actually occur, our business, financial condition and results of operations could be materially and adversely affected and we may not be able to achieve our goals, the value of our securities could decline, and you could lose some or all of your investment. Additional risks not presently known to us or that we currently believe are immaterial may also significantly impair our business operations. If any of these risks occur, our business, results of operations or financial condition and prospects could be harmed. In that event, the market price of our common stock and the value of the warrants could decline, and you could lose all or part of your investment.

Risks Related To Our Common Stock and This Offering

Our management has broad discretion as to the use of the net proceeds from this offering.

We currently intend to use the net proceeds that we receive from this offering to (i) complete the clinical study of the fourth cohort of patients enrolled in our Phase I/II clinical trial for the treatment of chronic lower back pain with our AlloStemSpine® procedure using AlloStem™ (CELZ-201-DDT ADAPT), (ii) ongoing recruitment of patients for our FDA-approved Phase I/IIa study (CELZ-201 CREATE-1) for the treatment of Type I Diabetes, (iii) continue to develop our IPScelz™ inducible pluripotent stem cell program with Greenstone, (iv) continue to develop other products and therapies, and (v) fund working capital and general corporate purposes using any remaining amounts. Our management will have broad discretion in the application of the net proceeds, including for any of the purposes described in “Use of Proceeds.” Accordingly, you will have to rely upon the judgment of our management with respect to the use of the proceeds. Our management may spend a portion or all of the net proceeds from this offering in ways that holders of our common stock may not desire or that may not yield a significant return or any return at all. The failure by our management to apply these funds effectively could harm our business. Pending their use, we may also invest the net proceeds from this offering in a manner that does not produce income or that loses value.

There is no market for our Public Warrants or pre-funded warrants.

The public offering price for the securities will be determined by negotiations between us, the Placement Agent and prospective investors, and may not be indicative of prices that will prevail in the trading market. We do not intend to apply to list the Public Warrants or pre-funded warrants on the Nasdaq Capital Market or any nationally recognized trading system, and accordingly, there will be no trading market for such warrants. In the absence of an active public trading market:

●	you may not be able to resell your securities at or above the public offering price;
●	the market price of our common stock may experience more price volatility; and
●	there may be less efficiency in carrying out your purchase and sale orders.

The market price of our common stock may be highly volatile, and you could lose all or part of your investment.

The trading price of our common stock has been and is likely to continue to be volatile. This volatility may prevent you from being able to sell your securities at or above the price you paid for your securities. Our stock price could be subject to wide fluctuations in response to a variety of factors, which include:

●	whether we achieve our anticipated corporate objectives; and
●	general economic or political conditions in the United States or elsewhere.

In addition, the stock market in general, and the stock of clinical stage biotechnology companies in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of these companies. Broad market and industry factors may negatively affect the market price of our common stock, regardless of our actual operating performance.

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You will experience immediate and substantial dilution as a result of this offering and may experience additional dilution in the future.

You will incur immediate and substantial dilution as a result of this offering.  After giving effect to the sale by us of               shares of common stock and accompanying Public Warrants in this offering at a combined public offering price of $      per share of common stock and accompanying Public Warrant, after deducting Placement Agent fees and estimated offering expenses payable by us, investors in this offering can expect an immediate dilution of $      per share. For a further description of the dilution that investors in this offering may experience, see “Dilution.”

In the past, we have issued shares of common stock and warrants in private placements of our securities, and we have issued shares of common stock as compensation to our officers and directors.  Our issuance of shares of common stock in the future, and the exercise of outstanding warrants or warrants that we may issue in the future, may result in additional dilution to investors in this offering.

Our failure to meet the continued listing requirements of The Nasdaq Capital Market could result in a de-listing of our securities.

If we fail to satisfy the continued listing requirements of Nasdaq, such as the minimum closing bid price requirement, Nasdaq may take steps to de-list our securities. Such a de-listing would likely have a negative effect on the price of our common stock and would impair your ability to sell or purchase our common stock when you wish to do so. In the event of a de-listing, we would take actions to restore our compliance with Nasdaq’s listing requirements, but we can provide no assurance that any such action taken by us would allow our common stock to become listed again, stabilize the market price or improve the liquidity of our securities, prevent our common stock from dropping below the Nasdaq minimum bid price requirement or prevent future non-compliance with Nasdaq’s listing requirements.

If we are delisted from The Nasdaq Capital Market and our shares become subject to the penny stock rules, it would become more difficult to trade our shares.

The SEC has adopted rules that regulate broker-dealer practices in connection with transactions in penny stocks. Penny stocks are generally equity securities with a price of less than $5.00, other than securities registered on certain national securities exchanges or authorized for quotation on certain automated quotation systems, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system. If we do not maintain a listing on Nasdaq and if the price of our common stock is less than $5.00, our common stock will be deemed a penny stock. The penny stock rules require a broker-dealer, before a transaction in a penny stock not otherwise exempt from those rules, to deliver a standardized risk disclosure document containing specified information. In addition, the penny stock rules require that before effecting any transaction in a penny stock not otherwise exempt from those rules, a broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive (i) the purchaser’s written acknowledgment of the receipt of a risk disclosure statement; (ii) a written agreement to transactions involving penny stocks; and (iii) a signed and dated copy of a written suitability statement. These disclosure requirements may have the effect of reducing the trading activity in the secondary market for our common stock, and therefore stockholders may have difficulty selling their shares.

This offering may cause the trading price of our common stock to decrease.

The price per share, together with the number of shares of common stock we propose to issue and ultimately will issue if this offering is completed, may result in an immediate decrease in the market price of our common stock. This decrease may continue after the completion of this offering.

Substantial future sales of shares of our common stock in the public market could cause our stock price to fall.

Except for approximately 35,000 shares of our common stock held by our affiliates, all of our outstanding shares of common are currently freely trading or eligible for resale without restriction.  Sales of a substantial number of our shares of our common stock in the public market, or the perception that sales could occur, could have a material adverse effect on the price of our common stock.

Because we do not expect to pay dividends for the foreseeable future, investors seeking cash dividends should not purchase shares of common stock.

We have never declared or paid any cash dividends on our common stock.  We currently intend to retain future earnings, if any, to finance the expansion of our business.  As a result, we do not anticipate paying any cash dividends in the foreseeable future.  Our payment of any future dividends will be at the discretion of our Board of Directors after taking into account various factors, including but not limited to our financial condition, operating results, cash needs, growth plans and the terms of any credit agreements that we may be a party to at the time.  Accordingly, investors seeking cash dividends should not purchase our shares.

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Public Warrants are speculative in nature.

The Public Warrants offered pursuant to this prospectus do not confer any rights of common stock ownership on their holders, such as voting rights or the right to receive dividends, but rather merely represent the right to acquire shares of our common stock at a fixed price for a limited period of time. Specifically, commencing on the date of issuance, holders of the Public Warrants may exercise their right to acquire the common stock and pay an exercise price of $     , prior to five years from the date of issuance, after which date any unexercised Public Warrants will expire and have no further value. Moreover, following this offering, the market value of the Public Warrants is uncertain and there can be no assurance that the market value of the Public Warrants will equal or exceed their public offering price. There can be no assurance that the market price of the common stock will ever equal or exceed the exercise price of the Public Warrants, and, consequently, whether it will ever be profitable for holders of the Public Warrants to exercise those warrants.

Purchasers who purchase our securities in this offering pursuant to a securities purchase agreement may have rights not available to purchasers that purchase without the benefit of a securities purchase agreement.

In addition to rights and remedies available to all purchasers in this offering under federal securities and state law, the purchasers that enter into a securities purchase agreement will also be able to bring claims of breach of contract against us. The ability to pursue a claim for breach of contract provides those investors with the means to enforce the covenants uniquely available to them under the securities purchase agreement, including, but not limited to (i) timely delivery of securities, (ii) agreement to not issue any common stock or securities convertible into common stock for a period of        days from closing of the offering, subject to certain exceptions and (iii) indemnification for breach of contract.

This is a best efforts offering, no minimum amount of securities is required to be sold, and we may not raise the amount of capital we believe is required for our business plans.

The Placement Agent has agreed to use its best efforts to solicit offers to purchase the securities being offered in this offering. The Placement Agent has no obligation to buy any of the securities from us or to arrange for the purchase or sale of any specific number or dollar amount of the securities. There is no required minimum number of securities or amount of proceeds that must be sold as a condition to completion of this offering. Because there is no minimum offering amount required as a condition to the closing of this offering, the actual offering amount, Placement Agent fees and proceeds to us are not presently determinable and may be substantially less than the maximum amounts set forth above. We may sell fewer than all of the securities offered hereby, which may significantly reduce the amount of proceeds received by us, and investors in this offering will not receive a refund in the event that we do not sell an amount of securities sufficient to fund for our operations as described in the “Use of Proceeds” section herein. Thus, we may not raise the amount of capital we believe is required for our operations in the short-term and may need to raise additional funds, which may not be available or available on terms acceptable to us.

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USE OF PROCEEDS

We estimate that the net proceeds from this offering will be approximately $               based on a public offering price of $      per share of common stock and accompanying Public Warrant, which is based on the closing price of our common stock on Nasdaq on _____, 2026, after deducting estimated Placement Agent fees and estimated offering expenses payable by us and excluding the proceeds, if any, from the exercise of the Public Warrants issued in this offering. However, because this is a best efforts offering and there is no minimum offering amount required as a condition to the closing of this offering, the actual offering amount, Placement Agent’s fees and net proceeds to us are not presently determinable and may be substantially less than the maximum amounts set forth on the cover page of this prospectus.

We currently intend to use the net proceeds we receive from this offering to (i) complete the clinical study of the fourth cohort of patients enrolled in our Phase I/II clinical trial for the treatment of chronic lower back pain with our AlloStemSpine® procedure using AlloStem™ (CELZ-201-DDT ADAPT), (ii) ongoing recruitment of patients for our FDA-approved Phase I/IIa study (CELZ-201 CREATE-1) for the treatment of Type I Diabetes, (iii) continue to develop our IPScelz™ inducible pluripotent stem cell program with Greenstone, (iv) continue to develop other products and therapies, and (v) fund working capital and general corporate purposes using any remaining amounts.

Based on our planned use of the net proceeds, we estimate such funds, together with our existing cash and cash equivalents, will be sufficient for us to fund our operating expenses and capital expenditure requirements through at least        2027. We have based this estimate on assumptions that may prove to be wrong, and we could use our available capital resources sooner than we expect.

The expected use of the net proceeds from the offering represents our intentions based upon our current plans and business conditions. The amounts we actually expend in these areas, and the timing thereof, may vary significantly from our current intentions and will depend on a number of factors, including the success of research and product development efforts, cash generated from future operations and actual expenses to operate our business.

The amounts and timing of our preclinical and clinical expenditures and the extent of preclinical and clinical development may vary significantly depending on numerous factors, including the status, results and timing of our current preclinical studies and the preclinical studies and clinical trials which we may commence in the future, the product approval process with the FDA and other regulatory agencies, and any new collaborations we may enter into with third parties and any unforeseen cash needs. As a result, we cannot predict with any certainty all of the particular uses for the net proceeds or the amounts that we will actually spend on the uses set forth above. Accordingly, our management will have broad discretion in the application of the net proceeds, and investors will be relying on the judgment of our management regarding the application of the net proceeds of this offering.

The expected net proceeds of this offering will not be sufficient for us to fund any of our product candidates through regulatory approval, and we will need to raise substantial additional capital to complete the development and commercialization of our product candidates.

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CAPITALIZATION

The following table sets forth our cash and cash equivalents, debt obligations, and capitalization as of March 31, 2026 (i) on an actual basis, and (ii) on a pro forma as adjusted basis to give effect to the issuance and sale of shares of our common stock and Public Warrants in this offering at a combined public offering price of $      per share and accompanying Public Warrant, for total net proceeds of approximately $              (assuming no sale of pre-funded warrants).

	As of March 31, 2026
	Actual	Pro Forma (1)

Cash	$5,723,176	$
Stockholders’ equity:
Common stock, $0.001 par value, 25,000,000 shares authorized; 3,701,668 issued and 3,696,668 outstanding at March 31, 2026 actual; shares issued and shares outstanding pro forma	3,144
Additional paid-in capital	78,108,422
Accumulated deficit	(71,991,998)
Treasury stock, at cost, 5,000 shares	(10,000)
Total stockholders’ equity	6,109,568
Total capitalization	$6,440,577

(1)

Each $0.50 increase (decrease) in the public offering price of $        per share and accompanying Public Warrant would increase (decrease) cash and cash equivalents, working capital, total assets, total liabilities, additional paid-in capital and total stockholders’ (deficit) equity by $            , assuming that the number of shares of common stock offered by us, as set forth on the cover page of this prospectus, remains the same, after deducting the estimated Placement Agent fees and commissions. Similarly, each increase (decrease) of 500,000 shares of common stock and accompanying Public Warrants offered by us would increase (decrease) each of cash and cash equivalents, working capital, total assets, additional paid-in capital and total stockholders’ (deficit) equity by $                assuming the public offering price of $             per share and accompanying Public Warrant remains the same, and after deducting the estimated Placement Agent fees and commissions.

The foregoing pro forma as adjusted information is illustrative only, and our capitalization following the completion of this offering will be adjusted based on the actual public offering price and other terms of this offering determined at pricing. You should read this table together with our financial statements and the related notes appearing elsewhere in this prospectus and the “Selected Financial Data” and “Management’s discussion and analysis of financial condition and results of operations” sections of this prospectus.

The above discussion and table is based on 3,696,668 shares of common stock outstanding on March 31, 2026, and excludes the following:

•	600,000 shares of our common stock reserved for issuance under our 2021 Equity Incentive Plan;

•	6,100,719 shares of our common stock issuable upon the exercise of warrants, with a weighted-average exercise price of $5.06 per share;

•	shares of common stock issuable upon the exercise of the Public Warrants issued pursuant to this offering; and

•	the issuance of any pre-funded warrants in this offering.

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DILUTION

If you invest in our securities in this offering, your interest will be diluted to the extent of the difference between the public offering price per share of common stock and accompanying Public Warrant and the pro forma as adjusted net tangible book value per share of common stock immediately after this offering.

Our net tangible book value is the amount of our total tangible assets less our total liabilities. We had a net tangible book value as of March 31, 2026 of $6,440,577, or $1.56 per share of common stock.

Pro forma as adjusted net tangible book value is our pro forma net tangible book value, plus the effect of the sale of our securities in this offering at the assumed public offering price of $      per share of common stock and accompanying Public Warrant, which is based on the closing price of our common stock on Nasdaq on _____, 2026, and after deducting the Placement Agent fees and commissions and other estimated offering expenses payable by us. Our pro forma as adjusted net tangible book value as of March 31, 2026 would have been approximately $               , or $          per share. This amount represents an immediate increase in pro forma as adjusted net tangible book value of approximately $   per share to our existing stockholders, and an immediate dilution of $       per share to new investors participating in this offering. Dilution per share to new investors is determined by subtracting pro forma as adjusted net tangible book value per share after this offering from the public offering price per share paid by new investors. The information below is illustrative only. The dilution caused by this offering will change based on the actual public offering price and other terms of this offering determined at pricing.

The following table illustrates this per share dilution:

Assumed public offering price per share (attributing no value to the warrants)	$
Net tangible book value per share as of March 31, 2026		$1.56
Increase in pro forma as adjusted net tangible book value per share after this offering	$
Pro forma as adjusted net tangible book value per share after giving effect to this offering	$
Dilution in pro forma as adjusted net tangible book value per share to new investors	$

Each $0.50 increase (decrease) in the public offering price of $      per share and accompanying Public Warrant would increase (decrease) the pro forma as adjusted net tangible book value per share by $    , and the dilution per share to new investors in this offering by $    , assuming the number of shares of common stock offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the Placement Agent fees and commissions and estimated offering expenses payable by us. Each increase of 500,000 in the number of shares of common stock and accompanying Public Warrants sold in this offering would increase (decrease) our pro forma as adjusted net tangible book value by approximately $             and the dilution per share to new investors in this offering by $    , assuming that the public offering price per share and accompanying Public Warrant remains the same and after deducting Placement Agent fees and commissions and estimated offering expenses payable by us.

The foregoing discussion and table do not take into account further dilution to new investors that could occur upon the exercise of outstanding warrants having a per share exercise or conversion price less than the per share offering price to the public in this offering.

The above discussion and table is based on 3,696,668 shares of common stock outstanding on March 31, 2026, and excludes the following:

•	600,000 shares of our common stock reserved for issuance under our 2021 Equity Incentive Plan;

•	6,100,719 shares of our common stock issuable upon the exercise of warrants, with a weighted-average exercise price of $5.06 per share;

•	shares of common stock issuable upon the exercise of the Public Warrants issued pursuant to this offering; and

•	the issuance of any pre-funded warrants in this offering.

To the extent that outstanding options and warrants are exercised, investors will experience further dilution. In addition, we may choose to raise additional capital due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. To the extent that additional capital is raised through the sale of equity or convertible debt securities, the issuance of these securities could result in further dilution to our stockholders.

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DESCRIPTION OF SECURITIES

The following description of our capital stock and provisions of our articles of incorporation and bylaws are summaries and are qualified by reference to the articles of incorporation and bylaws that have been filed with the SEC as exhibits to the registration statement of which this prospectus forms a part.

Description of Existing Securities

Common Stock

We are authorized to issue 25,000,000 shares of common stock, $0.001 par value per share, of which 3,696,668 are outstanding on the date of this prospectus. Holders of shares of our common stock are entitled to one vote per share on all matters submitted to a vote of the stockholders and are not entitled to cumulative voting rights. Our shares of our common stock do not carry any preemptive, conversion or subscription rights, and there are no sinking fund or redemption provisions applicable to the shares of our common stock. Holders of our common stock are entitled to receive dividends and other distributions in cash, stock or property as may be declared by our Board of Directors from time to time out of our assets or funds legally available for dividends or other distributions, subject to dividend or distribution preferences that may be applicable to any then outstanding shares of preferred stock. In the event of our voluntary or involuntary liquidation, dissolution or winding up, holders of shares of our common stock are entitled to share ratably in the assets legally available for distribution to stockholders after payment of all debts and other liabilities and satisfaction of the liquidation preference, if any, granted to the holders of any preferred stock then outstanding. All outstanding shares of our common stock are fully paid and nonassessable.

Preferred Stock

We are authorized to issue 10,000,000 shares of preferred stock, $0.001 par value per share, none of which are issued or outstanding on the date of this prospectus. Our certificate of incorporation authorizes our Board of Directors to establish one or more series of preferred stock (including convertible preferred stock). Unless required by law, the authorized shares of preferred stock will be available for issuance without further action by you. Our Board of Directors is able to determine, with respect to any series of preferred stock, the powers (including voting powers), preferences and relative, participating, optional or other special rights, and the qualifications, limitations or restrictions thereof, including, without limitation:

●	the designation of the series;

●

the number of shares of the series, which our Board of Directors may, except where otherwise provided in the preferred stock designation, increase (but not above the total number of authorized shares of the class) or decrease (but not below the number of shares then outstanding);

●	whether dividends, if any, will be cumulative or non-cumulative and the dividend rate of the series;

●	the dates at which dividends, if any, will be payable;

●	the redemption rights and price or prices, if any, for shares of the series;

●	the terms and amounts of any sinking fund provided for the purchase or redemption of shares of the series;

●	the amounts payable on shares of the series in the event of any voluntary or involuntary liquidation, dissolution or winding-up of our affairs;

●

whether the shares of the series will be convertible into shares of any other class or series, or any other security, of the Company or any other corporation, and, if so, the specification of the other class or series or other security, the conversion price or prices or rate or rates, any rate adjustments, the date or dates as of which the shares will be convertible and all other terms and conditions upon which the conversion may be made;

●	restrictions on the issuance of shares of the same series or of any other class or series; and

●	the voting rights, if any, of the holders of the series.

We could issue a series of preferred stock that could, depending on the terms of the series, impede or discourage an acquisition attempt or other transaction that some, or a majority, of the holders of our common stock might believe to be in their best interests or in which the holders of our common stock might receive a premium for your common stock over the market price of the common stock. Additionally, the issuance of preferred stock may adversely affect the holders of our common stock by restricting dividends on the common stock, diluting the voting power of the common stock or subordinating the liquidation rights of the common stock. As a result of these or other factors, the issuance of preferred stock could have an adverse impact on the market price of our common stock.

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Warrants

We currently have warrants outstanding to purchase a total of 6,097,915 shares of our common stock, exercisable until various dates ranging from August 2026 to July 2031 at exercise prices ranging from $2.86 per share to $150.00 per share.

Nevada Anti-Takeover Statutes

The following provisions of the Nevada Revised Statutes (“NRS”) could, if applicable, have the effect of discouraging takeovers of our company.

Transactions with Interested Stockholders. The NRS prohibits a publicly-traded Nevada company from engaging in any business combination with an interested stockholder for a period of three years following the date that the stockholder became an interested stockholder unless, prior to that date, the board of directors of the corporation approved either the business combination itself or the transaction that resulted in the stockholder becoming an interested stockholder.

An “interested stockholder” is defined as any entity or person beneficially owning, directly or indirectly, 10% or more of the outstanding voting stock of the corporation and any entity or person affiliated with, controlling, or controlled by any of these entities or persons. The definition of “business combination” is sufficiently broad to cover virtually any type of transaction that would allow a potential acquirer to use the corporation’s assets to finance the acquisition or otherwise benefit its own interests rather than the interests of the corporation and its stockholders.

In addition, business combinations that are not approved and therefore take place after the three year waiting period may also be prohibited unless approved by the board of directors and stockholders or the price to be paid by the interested stockholder is equal to the highest of (i) the highest price per share paid by the interested stockholder within the 3 years immediately preceding the date of the announcement of the business combination or in the transaction in which he or she became an interested stockholder, whichever is higher; (ii) the market value per common share on the date of announcement of the business combination or the date the interested stockholder acquired the shares, whichever is higher; or (iii) if higher for the holders of preferred stock, the highest liquidation value of the preferred stock.

Acquisition of a Controlling Interest. The NRS contains provisions governing the acquisition of a “controlling interest” and provides generally that any person that acquires 20% or more of the outstanding voting shares of an “issuing corporation,” defined as Nevada corporation that has 200 or more stockholders at least 100 of whom are Nevada residents (as set forth in the corporation’s stock ledger); and does business in Nevada directly or through an affiliated corporation, may be denied voting rights with respect to the acquired shares, unless a majority of the disinterested stockholder of the corporation elects to restore such voting rights in whole or in part.

The statute focuses on the acquisition of a “controlling interest” defined as the ownership of outstanding shares sufficient, but for the control share law, to enable the acquiring person, directly or indirectly and individually or in association with others, to exercise (i) one-fifth or more, but less than one-third; (ii) one-third or more, but less than a majority; or (iii) a majority or more of the voting power of the corporation in the election of directors.

The question of whether or not to confer voting rights may only be considered once by the stockholders and once a decision is made, it cannot be revisited. In addition, unless a corporation’s articles of incorporation or bylaws provide otherwise (i) acquired voting securities are redeemable in whole or in part by the issuing corporation at the average price paid for the securities within 30 days if the acquiring person has not given a timely information statement to the issuing corporation or if the stockholders vote not to grant voting rights to the acquiring person’s securities; and (ii) if voting rights are granted to the acquiring person, then any stockholder who voted against the grant of voting rights may demand purchase from the issuing corporation, at fair value, of all or any portion of their securities.

The provisions of this section do not apply to acquisitions made pursuant to the laws of descent and distribution, the enforcement of a judgment, or the satisfaction of a security interest, or acquisitions made in connection with certain mergers or reorganizations.

Description of Securities in this Offering

Common Stock. The material terms and provisions of our common stock are described under the caption “Description of Existing Securities”.

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Public Warrants. Upon completion of this offering we expect to have            Public Warrants outstanding, each Public Warrant is exercisable for one share of common stock at an exercise price of $           per share and is immediately exercisable upon issuance for a period of five years following the date of issuance.

Pursuant to a warrant agency agreement between us and vStock Transfer LLC, as warrant agent, the Public Warrants will be issued in book-entry form and shall be initially represented only by one or more global warrants deposited with the warrant agent, as custodian on behalf of The Depository Trust Company, or DTC, and registered in the name of Cede & Co., a nominee of DTC, or as otherwise directed by DTC.

The number of Public Warrants outstanding, and the exercise price of those securities, will be adjusted proportionately in the event of a reverse or forward stock split of our common stock, a recapitalization or reclassification of our common stock, payment of dividends or distributions in common stock to our common stock holders, or similar transactions. In the event that the Company effects a rights offering to its common stock holders or a pro rata distribution of its assets among its common stock holders, then the holder of the Public Warrants will have the right to participate in such distribution and rights offering to the extent of their pro rata share of the Company’s outstanding common stock assuming they owned the number of shares of common stock issuable upon the exercise of their Public Warrants. In the event of a “Fundamental Transaction” by the Company, such as a merger or consolidation of it with another company, the sale or other disposition of all or substantially all of the Company’s assets in one or a series of related transactions, a purchase offer, tender offer or exchange offer, or any reclassification, reorganization or recapitalization of the Company’s common stock, then the Public Warrant holder will have the right to receive, for each share of common stock issuable upon the exercise of the Public Warrant, at the option of the holder, the number of shares of common stock of the successor or acquiring corporation or of the Company, if it is the surviving corporation, and any additional consideration payable as a result of the Fundamental Transaction, that would have been issued or conveyed to the Public Warrant holder had the holder exercised the Public Warrant immediately preceding the closing of the Fundamental Transaction. In lieu of receiving such common stock and additional consideration in the Fundamental Transaction, the Public Warrant holder may elect to have the Company or the successor entity purchase the Public Warrant holder’s Public Warrant for its fair market value measured by the Black Scholes method.

If a registration statement registering the issuance of the common stock underlying the Public Warrants under the Securities Act is not effective or available, the holder may, in its sole discretion, elect to exercise the Public Warrant through a cashless exercise, in which case the holder would receive upon such exercise the net number of shares of common stock determined according to the formula set forth in the Public Warrant.

The Company will promptly notify the Public Warrant holders in writing of any adjustment to the exercise price or to the number of the outstanding Public Warrants, declaration of a dividend or other distribution, a special non-recurring cash dividend on or a redemption of the common stock, the authorization of a rights offering, the approval of the stock holders required for any proposed reclassification of the common stock, a consolidation or merger by the Company, sale of all or substantially all of the assets of the Company, any compulsory share exchange, or the authorization of any voluntary or involuntary dissolution, liquidation, or winding up of the Company.

The Public Warrants contain a contractual provision stating that all questions concerning the construction, validity, enforcement and interpretation of the Public Warrants are governed by and construed and enforced in accordance with the internal laws of the State of New York, without regard to the principles of conflicts of law.

There is no trading market available for the Public Warrants on any securities exchange or nationally recognized trading system, and we do not intend to list the Public Warrants on any securities exchange or nationally recognized trading system.

Pre-Funded Warrants. Each pre-funded warrant will have an initial exercise price per share equal to $0.0001. The pre-funded warrants will be immediately exercisable and may be exercised at any time until exercised in full. The exercise price and number of shares of common stock issuable upon exercise is subject to appropriate adjustment in the event of stock dividends, stock splits, reorganizations or similar events affecting our shares of common stock and the exercise price. The pre-funded warrants will be issued separately from the accompanying Public Warrants, and may be transferred separately immediately thereafter.

The pre-funded warrants will be exercisable, at the option of each holder, in whole or in part, by delivering to us a duly executed exercise notice accompanied by payment in full for the number of shares of common stock purchased upon such exercise (except in the case of a cashless exercise as discussed below). Purchasers of the pre-funded warrants in this offering may elect to deliver their exercise notice following the pricing of the offering and prior to the issuance of the pre-funded warrants at closing to have their pre-funded warrants exercised immediately upon issuance and receive shares of common stock underlying the pre-funded warrants upon closing of this offering. A holder (together with its affiliates) may not exercise any portion of the pre-funded warrant to the extent that the holder would own more than 4.99% of the outstanding shares of common stock immediately after exercise, except that upon at least 61 days’ prior notice from the holder to us, the holder may increase the amount of ownership of outstanding stock after exercising the holder’s pre-funded warrants up to 9.99% of the number shares of common stock outstanding immediately after giving effect to the exercise, as such percentage ownership is determined in accordance with the terms of the pre-funded warrants. Purchasers of pre-funded warrants in this offering may also elect prior to the issuance of the pre-funded warrants to have the initial exercise limitation set at 9.99% of our outstanding shares of common stock. No fractional shares of common stock will be issued in connection with the exercise of a pre-funded warrant. In lieu of fractional shares, we will round up to the next whole share.

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If, at the time a holder exercises its pre-funded warrants, then in lieu of making the cash payment otherwise contemplated to be made to us upon such exercise in payment of the aggregate exercise price, the holder may elect instead to receive upon such exercise (either in whole or in part) the net number of shares of common stock determined according to a formula set forth in the pre-funded warrants.

Subject to applicable laws, a pre-funded warrant may be transferred at the option of the holder upon surrender of the pre-funded warrant to us together with the appropriate instruments of transfer.

There is no trading market available for the pre-funded warrants on any securities exchange or nationally recognized trading system. We do not intend to list the pre-funded warrants on any securities exchange or nationally recognized trading system.

In the event of a fundamental transaction, as described in the pre-funded warrants and generally including any reorganization, recapitalization or reclassification of our shares of common stock, the sale, transfer or other disposition of all or substantially all of our properties or assets, our consolidation or merger with or into another person, the acquisition of more than 50% of our outstanding shares of common stock, or any person or group becoming the beneficial owner of 50% of the voting power represented by our outstanding shares of common stock, the holders of the pre-funded warrants will be entitled to receive upon exercise of the pre-funded warrants the kind and amount of securities, cash or other property that the holders would have received had they exercised the pre-funded warrants immediately prior to such fundamental transaction.

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PLAN OF DISTRIBUTION

Pursuant to a placement agency agreement, we have engaged Roth Capital Partners, LLC to act as our exclusive placement agent to solicit offers to purchase the securities offered by this prospectus. The Placement Agent is not purchasing or selling any securities, nor is it required to arrange for the purchase and sale of any specific number or dollar amount of securities, other than to use its “reasonable best efforts” to arrange for the sale of the securities by us. Therefore, we may not sell the entire amount of securities being offered. There is no minimum amount of proceeds that is a condition to closing of this offering. We will enter into a securities purchase agreement directly with the institutional investors, at the investor’s option, who purchase our securities in this offering. Investors who do not enter into a securities purchase agreement shall rely solely on this prospectus in connection with the purchase of our securities in this offering. The Placement Agent may engage one or more subagents or selected dealers in connection with this offering.

The placement agency agreement provides that the Placement Agent’s obligations are subject to conditions contained in the placement agency agreement.

We will deliver the securities being issued to the investors upon receipt of investor funds for the purchase of the securities offered pursuant to this prospectus. We expect to deliver the securities being offered pursuant to this prospectus on or about               , 2026, subject to the satisfaction of customary closing conditions.

Placement Agent Fees, Commissions and Expenses

Upon the closing of this offering, we will pay the Placement Agent a cash transaction fee equal to 8.0% of the aggregate gross cash proceeds to us from the sale of the securities in the offering. In addition, we will reimburse the Placement Agent for its out-of-pocket expenses incurred in connection with this offering, including the fees and expenses of the counsel for the Placement Agent, up to $100,000.

The following table shows the public offering price, Placement Agent fees and proceeds, before expenses, to us.

	Per Share and Related Public Warrant(1)	Per Pre-Funded Warrant and Related Public Warrant(1)
Public offering price	$
Placement Agent fees (8.0%)(1)	$
Proceeds, before expenses, to us(2)	$

(1)

In addition to the Placement Agent fee, we have agreed to reimburse the Placement Agent to cover certain accountable expenses of the Placement Agent in connection with this offering in an amount up to $100,000.

(2)	We estimate that the total expenses of the offering payable by us, excluding the total Placement Agent fee, will be approximately $ .

Tail Fee

We shall pay the Placement Agent the compensation provided above on the gross proceeds provided to us by investors that participated in this offering or were introduced to us by the Placement Agent or which we met during our engagement of the Placement Agent in any public or private offering or capital-raising transaction within twelve months following the closing of this offering and expiration or termination of our engagement of the Placement Agent.

Indemnification

We have agreed to indemnify the Placement Agent against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that the Placement Agent may be required to make for these liabilities.

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Lock-up Agreements

Our officers and directors have agreed to be subject to a lock-up period of days following the closing of this offering. This means that, during the applicable lock-up period, such persons may not offer for sale, contract to sell, sell, distribute, grant any option, right or warrant to purchase, pledge, hypothecate or otherwise dispose of, directly or indirectly, any shares of our common stock or any securities convertible into, or exercisable or exchangeable for, shares of our common stock. Certain limited transfers are permitted during the lock-up period if the transferee agrees to these lock-up restrictions. We have also agreed to similar lock-up restrictions on the issuance and sale of our securities for                days following the closing date of this offering, subject to certain exceptions. The Placement Agent may, in its sole discretion and without notice, waive the terms of any of these lock-up agreements. We have also agreed that until the                -day anniversary from the closing of this offering we will not enter into a variable rate transaction (as defined in the securities purchase agreement), subject to certain exceptions.

Determination of Offering Price

The combined offering price per share and Public Warrant and the combined offering price per pre-funded warrant and Public Warrant we are offering and the exercise prices and other terms of the warrants were negotiated between us and the investors, in consultation with the Placement Agent based on the trading of our common stock prior to this offering, among other things. Other factors considered in determining the offering prices of the securities we are offering and the exercise prices and other terms of the warrants include the stage of development of our business, our business plans for the future and the extent to which they have been implemented, an assessment of our management, general conditions of the securities markets at the time of the offering and such other factors as were deemed relevant.

Nasdaq Capital Market

Our common stock is listed on The Nasdaq Capital Market under the symbol “CELZ”. We do not intend to apply to list the Public Warrants or pre-funded warrants on any national securities exchange or other nationally recognized trading system.

Regulation M

The Placement Agent may be deemed to be an underwriter within the meaning of Section 2(a)(11) of the Securities Act, and any commissions received by it and any profit realized on the resale of the securities sold by it while acting as principal might be deemed to be underwriting discounts or commissions under the Securities Act. As an underwriter, the Placement Agent would be required to comply with the requirements of the Securities Act and the Exchange Act, including, without limitation, Rule 10b-5 and Regulation M under the Exchange Act. These rules and regulations may limit the timing of purchases and sales of our securities by the Placement Agent acting as principal. Under these rules and regulations, the Placement Agent (i) may not engage in any stabilization activity in connection with our securities and (ii) may not bid for or purchase any of our securities or attempt to induce any person to purchase any of our securities, other than as permitted under the Exchange Act, until it has completed its participation in the distribution.

Electronic Distribution

A prospectus in electronic format may be made available on a website maintained by the Placement Agent. In connection with the offering, the Placement Agent or other selected dealers may distribute prospectuses electronically. No forms of electronic prospectus other than prospectuses that are printable as Adobe® PDF will be used in connection with this offering.

Other than the prospectus in electronic format, the information on the Placement Agent’s website and any information contained in any other website maintained by the Placement Agent is not part of the prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or the Placement Agent in its capacity as placement agent and should not be relied upon by investors.

Certain Relationships

The Placement Agent and its affiliates have provided, and may provide, from time to time, investment banking and financial advisory services to us in the ordinary course of business, for which they received and may receive customary fees and commissions.

Offer Restrictions Outside the United States

Other than in the United States, no action has been taken by us or the Placement Agent that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to this offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

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Transfer Agent and Registrar

The transfer agent and registrar for our common stock and warrant agent is vStock Transfer LLC, at 18 Lafayette Place, Woodmere, NY 11598. The transfer agent’s telephone number is (212) 828-8436.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC allows us to “incorporate by reference” into this prospectus the information we file with the SEC, which means we may disclose important information to you by referring you to other documents we file separately with the SEC. The information we incorporate by reference is considered a part of this prospectus. We hereby incorporate by reference the following documents previously filed with the SEC:

•	Our Annual Report on Form 10-K for the fiscal year ended December 31, 2025 filed with the SEC on March 20, 2026, as amended by Amendment No. 1 on Form 10-K/A filed with the Section on April 24, 2026;

•	Our Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2026, filed with the SEC on May 8, 2026; and

•

The description of our common stock contained in our Registration Statement on Form 8-A registering the common stock under Section 12(b) of the Exchange Act filed with the SEC on December 2, 2021, as updated by the description of our common stock filed as Exhibit 4.4 to our Annual Report on Form 10-K for the fiscal year ended December 31, 2026.

Any information in the foregoing documents will automatically be deemed to be modified or superseded to the extent that information in this prospectus modifies or replaces such information. We also incorporate by reference any future filings (other than information furnished under Item 2.02 or Item 7.01 of Form 8-K and exhibits filed on such form that are related to such items) made with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the initial filing of the registration statement of which this prospectus is a part and before the effective date of the registration statement, and after the date of this prospectus, until the termination of the offering. Information in such future filings shall be deemed to update and supplement the information provided in this prospectus, and any statements in such future filings will automatically be deemed to modify and supersede any information in any document we previously filed with the SEC that is incorporated or deemed to be incorporated herein by reference to the extent that the statements in the later filed document modify or replace such earlier statements.

You may obtain from us copies of the documents incorporated by reference in this prospectus, at no cost, by requesting them in writing or by telephone at:

Creative Medical Technology Holdings, Inc.

211 E Osborn Road

Phoenix, Arizona 85012

(480) 399-2822

Attention: Chief Executive Officer

Copies of the documents incorporated by reference may also be found on our website at www.creativemedicaltechnology.com. Except with respect to the documents expressly incorporated by reference above which are accessible at our website, the information contained on our website is not a part of, and should not be construed as being incorporated by reference into, this prospectus.

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WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any report, statement or other information that we file with the SEC at the SEC Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may obtain further information on the operation of the Public Reference room by calling the SEC at 1-800-SEC-0330. Our SEC filings are also available to the public at the SEC’s website at www.sec.gov, as well as our website at https://creativemedicaltechnology.com. Information contained on our website does not constitute a part of this prospectus.

This prospectus is part of a registration statement that we filed with the SEC. This prospectus and any accompanying prospectus supplement do not contain all of the information included in the registration statement, and certain statements contained in this prospectus and any accompanying prospectus supplement about the provisions or contents of any contract, agreement or any other document referred to herein are not necessarily complete. For each of these contracts, agreements or documents filed as an exhibit to the registration statement, we refer you to the actual exhibit for a more complete description of the matters involved. In addition, we have omitted certain parts of the registration statement in accordance with the rules and regulations of the SEC. To obtain all of the information that we filed with the SEC in connection herewith, we refer you to the registration statement, including its exhibits and schedules. You should assume that the information contained in this prospectus and any accompanying prospectus supplement is accurate only as of the date appearing on the front of the prospectus or prospectus supplement, as applicable.

LEGAL MATTERS

The validity of the shares of our common stock being offered by this prospectus has been passed upon for us by Pachulski Stang Ziehl Jones LLP, New York, New York. The placement agent is being represented by Ellenoff Grossman & Schole LLP, New York, New York.

EXPERTS

The audited consolidated financial statements incorporated by reference in this prospectus and elsewhere in the registration statement have been so incorporated by reference in reliance upon the reports of Haynie & Company, independent registered public accountants, upon the authority of said firm as experts in accounting and auditing.

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Up to      Shares of Common Stock

Warrants to Purchase up to                Shares of Common Stock

Pre-Funded Warrants to Purchase up to                Shares of Common Stock

Up to        Shares of Common Stock Underlying the Warrants and Pre-Funded Warrants

PRELIMINARY PROSPECTUS

Roth Capital Partners

, 2026

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

The following table sets forth the costs and expenses incurred by us in connection with the sale of the common stock being registered by this registration statement. All amounts shown are estimates, except for the Securities and Exchange Commission (“SEC”) registration fee.

SEC registration fee	$
FINRA filing fee	$
Accounting fees and expenses	$
Legal fees and expenses	$
Miscellaneous expenses	$

Total	$

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

Nevada law provides that a Nevada corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, other than an action by or in the right of the corporation (i.e., a “non-derivative proceeding”), by reason of the fact that he or she is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with the action, suit or proceeding if he or she:

•	Is not liable under Section 78.138 of the Nevada Revised Statutes for breach of his or her fiduciary duties to the corporation; or

•

Acted in good faith and in a manner which he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

In addition, a Nevada corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor (i.e., a “derivative proceeding”), by reason of the fact that he or she is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses, including amounts paid in settlement and attorneys’ fees actually and reasonably incurred by him or her in connection with the defense or settlement of the action or suit if he:

•	Is not liable under Section 78.138 of the Nevada Revised Statutes for breach of his or her fiduciary duties to the corporation; or

•	Acted in good faith and in a manner which he or she reasonably believed to be in or not opposed to the best interests of the corporation.

Under Nevada law, indemnification may not be made for any claim, issue or matter as to which such a person has been adjudged by a court of competent jurisdiction, after exhaustion of all appeals therefrom, to be liable to the corporation or for amounts paid in settlement to the corporation, unless and only to the extent that the court in which the action or suit was brought or other court of competent jurisdiction determines upon application that in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper.

To the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any non-derivative proceeding or any derivative proceeding, or in defense of any claim, issue or matter therein, the corporation is obligated to indemnify him or her against expenses, including attorneys’ fees, actually and reasonably incurred in connection with the defense.

Further, Nevada law permits a Nevada corporation to purchase and maintain insurance or to make other financial arrangements on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise for any liability asserted against him or her and liability and expenses incurred by him or her in his or her capacity as a director, officer, employee or agent, or arising out of his or her status as such, whether or not the corporation has the authority to indemnify him or her against such liability and expenses.

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Our bylaws provide that, the Company shall, to the fullest extent permitted by the laws of the State of Nevada, indemnify any person who is or was a director or officer of the Company or any predecessor of the Company or is or was serving at the Company’s request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, or other entity (each such person, an “Indemnitee”) against expenses, including attorneys’ fees, judgments, fines, and amounts paid in settlement, actually and reasonably incurred by the Indemnitee in connection with any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative, other than a proceeding by or in the right of the Company, to which the Indemnitee is, was, or is threatened to be made a party by reason of being an Indemnitee, if the Indemnitee either: (a) did not breach, through intentional misconduct, fraud, or a knowing violation of law, the Indemnitee’s fiduciary duties as a director or officer to act in good faith and in the interests of the Company; or (b) acted in good faith and in a manner the Indemnitee reasonably believed to be in or not opposed to the best interests of the Company and, with respect to any criminal action or proceeding, had no reasonable cause to believe the Indemnitee’s conduct was unlawful.

Additionally, our bylaws provide that the Company shall, to the fullest extent permitted by the laws of the State of Nevada, indemnify any Indemnitee against expenses, including attorneys’ fees and amounts paid in settlement, actually and reasonably incurred by the Indemnitee in connection with any threatened, pending, or completed suit or action by or in the right of the Corporation to which the Indemnitee is, was, or is threatened to be made a party by reason of being an Indemnitee, if the Indemnitee either: (a) did not breach, through intentional misconduct, fraud, or a knowing violation of law, the Indemnitee’s fiduciary duties as a director or officer to act in good faith and in the interests of the Company; or (b) acted in good faith and in a manner the Indemnitee reasonably believed to be in or not opposed to the best interests of the Company.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the SEC this indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

Over the past three years, we have issued and sold the following securities without registration under the Securities Act:

On October 23, 2024 we sold 418,552 shares of common stock at a price of $4.42 per share to certain institutional investors in a registered direct offering priced at-the-market under Nasdaq rules. In a concurrent private placement, we issued the same investors warrants to purchase up to 837,104 shares of common stock at an exercise price of $4.42 per share, which warrants are exercisable until December 19, 2029. Net proceeds from these offerings were approximately $1.6 million. Roth Capital Partners acted as our placement agent in these transactions.

On March 6, 2025 entered into warrant exercise inducement agreements with holders of existing warrants for the exercise of outstanding warrants to purchase an aggregate of 837,104 shares of common stock of the Company originally issued in October 2024 at the exercise price of $4.42 per share. The aggregate gross proceeds from the exercise of the existing warrants was $3.7 million, before deducting financial advisory fees. The new warrants are exercisable for an aggregate of up to 1,674,208 shares of common stock, at an exercise price of $3.75 per share, for a period of five years following shareholder approval of the exercise price of the warrants that occurred on May 5, 2025. Pursuant to a financial advisory agreement between the Company and Roth, we agreed to (i) pay Roth a financial advisory fee equal to 8% of the aggregate gross proceeds received from the Holders’ exercise of the Existing Warrants, (ii) reimburse Roth an aggregate of $40,000 for its legal expenses and (iii) issue Roth warrants to purchase shares of common stock equal to 5.0% of the aggregate number of shares of common stock issuable upon exercise of the Existing Warrants and the Inducement Warrants.

On October 29, 2025, we entered into warrant exercise inducement agreements with holders of existing warrants for the exercise of outstanding warrants to purchase an aggregate of 1,116,136 shares of common stock of the Company originally issued in March 2025, at the exercise price of $3.75 per share, in exchange for the issuance of new warrants. The aggregate gross proceeds from the exercise of the existing warrants was approximately $4.2 million, before deducting financial advisory fees. The new warrants are exercisable for an aggregate of up to 2,790,340 shares of common stock, at an exercise price of $2.86 per share. The new warrants are exercisable for a period of five years following shareholder approval of the exercise of the warrants that occurred on December 26, 2025. In addition, in connection with this transaction, the Company agreed to (i) reduce the exercise price of certain warrants issued in May 2022 and December 2021 to $4.73 per share, and (ii) issue warrants to purchase up to 279,036 shares of common stock in the same form as the issued warrants, to an investor that consented to the transaction. Roth acted as the Company’s financial advisor in connection with the transaction described above. Pursuant to a financial advisory agreement with Roth, the Company (i) paid Roth a financial advisory fee equal to 8% of the aggregate gross proceeds received from the exercise of the Existing Warrants, and (ii) reimbursed Roth $40,000 for its legal expenses.

All of the transactions described above were effected pursuant to Section 4(a)(2) of the Securities Act of 1933, as amended and/or Regulation D promulgated thereunder.

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ITEM 16. EXHIBITS

The following exhibits are filed as part of this registration statement:

Exhibits
1.1**	Form of Placement Agency Agreement
3.1.1

Articles of Incorporation of Creative Medical Technology Holdings, Inc., a Nevada corporation (incorporated by reference to Exhibit 3.1 to the Company’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 17, 2021).

3.1.2

Certificate of Amendment to Articles of Incorporation Pursuant to NRS 78.385 and 78.390, as filed with the Secretary of State of the State of Nevada on December 19, 2024 (incorporated by reference to Exhibit 3.1 of the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on December 26, 2024).

3.2

Bylaws of Creative Medical Technology Holdings, Inc., a Nevada corporation (incorporated by reference to Exhibit 3.2 to the Company’s Form 10 filed with the Securities and Exchange Commission on November 18, 2008).

4.1**	Form of Public Warrant
4.2**	Form of Warrant Agency Agreement
4.3**	Form of pre-funded warrant
4.4**

Form of Common Stock Purchase Warrant issued under Securities Purchase Agreement dated as of August 9, 2021 between Creative Medical Technology Holdings, Inc. and the purchasers named therein (incorporated by reference to Exhibit 4.2 of the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on August 12, 2021).

4.5

Form of Public Warrant issued in December 7, 2021 public offering (incorporated by reference to Exhibit 4.1 of the Company’s Registration Statement on Form S-1 filed with the Securities and Exchange Commission on November 23, 2021).

4.6

Underwriter’s Warrant issued to Roth Capital Partners, LLC dated December 7, 2021 (incorporated by reference to Exhibit 4.1 of the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on December 7, 2021).

4.7

Form of Common Stock Purchase Warrant issued under Securities Purchase Agreement dated as of October 22, 2024 between Creative Medical Technology Holdings, Inc. and the purchasers named therein (incorporated by reference to Exhibit 4.1 of the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on October 23, 2024).

4.8

Form of Placement Agent Warrant issued under Placement Agency Agreement dated as of October 22, 2024 between Creative Medical Technology Holdings, Inc. and Roth Capital Partners (incorporated by reference to Exhibit 4.2 of the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on October 23, 2024).

4.9

Form of Inducement Warrant dated March 6, 2025 (incorporated by reference to Exhibit 4.1 of the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on March 7, 2025).

4.10

Form of Inducement Warrant dated October 29, 2025 (incorporated by reference to Exhibit 4.1 of the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on October 31, 2025).

5.1**	Opinion of Fox Rothschild LLP
10.1

Patent Purchase Agreement dated May 17, 2017, between Creative Medical Technology Holdings, Inc. and Creative Medical Health, Inc. (incorporated by reference to Exhibit 10.25 to the Company’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 17, 2021).

10.2

Amendment and Waiver to Patent Purchase Agreement dated November 14, 2017, between Creative Medical Technology Holdings, Inc. and Creative Medical Health, Inc. (incorporated by reference to Exhibit 10.26 to the Company’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 17, 2021).

10.3

Agreement dated December 28, 2020, between Jadi Cell LLC and ImmCelz, Inc. (incorporated by reference to Exhibit 4.1 of the Company’s Registration Statement on Form S-1 filed with the Securities and Exchange Commission on September 28, 2021).

10.4

Warrant Agency Agreement between Creative Medical Technology Holdings, Inc. and vStock Transfer LLC dated December 7, 2021 (incorporated by reference to Exhibit 10.1 of the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on December 7, 2021).

10.5	2021 Equity Incentive Plan (incorporated by reference to Appendix B to the Company’s Information Statement on Schedule 14C filed with the Securities and Exchange Commission on September 24, 2021).
10.6 †

Employment Agreement between Creative Medical Technology Holdings, Inc. and Timothy Warbington, dated as of February 9, 2022. (incorporated by reference to Exhibit 10.1 of the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on February 11, 2022).

10.7 †

Employment Agreement between Creative Medical Technology Holdings, Inc. Company and Donald Dickerson, dated as of February 9, 2022. (incorporated by reference to Exhibit 10.2 of the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on February 11, 2022).

10.8

Research Tools Purchase Agreement, dated December 15, 2022, between Creative Medical Technology Holdings, Inc and Narkeshyo LLC (incorporated by reference to Exhibit 10.9 of the Company’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 31, 2024)

10.9

Securities Purchase Agreement dated October 22, 2024 between Creative Medical Technology Holdings, Inc. and the Purchasers party thereto (incorporated by reference to Exhibit 10.1 of the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on October 23, 2024)

10.10

Placement Agency Agreement dated October 22, 2024 between Creative Medical Technology Holdings, Inc. and Roth Capital Partners (incorporated by reference to Exhibit 10.2 of the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on October 23, 2024)

10.11

Form of Inducement Letter dated March 6, 2025 (incorporated by reference to Exhibit 10.1 of the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on March 7, 2025).

10.12

Form of Inducement Letter dated October 29, 2025 (incorporated by reference to Exhibit 10.1 of the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on October 31, 2025).

10.13**	Form of Securities Purchase Agreement
21.1	Subsidiaries (incorporated by reference to Exhibit 21.1 to the Company’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 20, 2026).
23.1**	Consent of Haynie & Company
23.2	Consent of Fox Rothschild LLP (included in Exhibit 5.1)
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document
107**	Filing Fee Table

* Filed herewith.

** To be filed by amendment.

† Management contract or compensatory plan or arrangement.

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ITEM 17. UNDERTAKINGS

(a) The undersigned registrant hereby undertakes:

(1) to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) to include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

(2) that, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) that, for the purpose of determining liability under the Securities Act to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(b) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

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SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, on , 2026.

CREATIVE MEDICAL TECHNOLOGY HOLDINGS, INC.

By:
Timothy Warbington
Chief Executive Officer

KNOW ALL PERSONS BY THESE PRESENTS, that each individual whose signature appears below constitutes and appoints Timothy Warbington, with full authority to act without the others, his true and lawful attorney-in-fact and agent with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments to this registration statement, and to file the same, with all exhibits thereto, and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated:

Signature	Title	Date

	Chief Executive Officer, Director	, 2026
Timothy Warbington

	Chief Financial Officer, Director	, 2026
Donald Dickerson

	Director	, 2026
Michael H. Finger

	Director	, 2026
Susan Snow

	Director	, 2026
Bruce S. Urdang

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